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                                                           OMB APPROVAL
FORM 3                                                  OMB Number..3235-0104
                                                      Expires:December 31, 2001
                                                      Estimated average burden
                                                      hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Drapkin, Donald G.
   35 East 62nd Street
   New York, New York 10021

2. Date of Event Requiring Statement (Month/Day/Year)

   March 30, 2001

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   SIGA Technologies, Inc. ("SIGA")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person*

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common Stock, par value $0.0001 per share  |    373,400           |      D         |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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*If form is filed by more than one reporting  person,  see Instruction  5(b)(v).                                              (over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1473 (7-96)


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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
                        |         |         |                       |         |          |             |                           |
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6% Convertible Debentures  1-31-00|  N/A    | Common Stock          |347,826  |$1.4375   |     D       |                           |
due January 31, 2002                                                 (1)(2)
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Common Stock Purchase   |  1-31-00|1-31-2005| Common Stock          |347,826  |$3.4059   |     D       |                           |
due January 31, 2002                                                   (2)
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                        |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
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
 Explanation of Responses:

(1) The number in the table represents Common Stock issuable upon conversion of the Reporting Person's Debenture with a face amount of $500,000. the Reporting Person may also be deemed to beneficially own Common Stock issuable upon conversion of other amounts, including, without limitation, accrued interest, with respect to such Debenture.
(2)   See Attachment A.


                                               /s/ Donald G. Drapkin
                                               ------------------------
                                               Donald G. Drapkin


                                               Date: April 9, 2001
                                               ------------------------


** Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  ATTACHMENT A

            Reporting Person:       Donald G. Drapkin
            Issuer:                 SIGA Technologies, Inc. (SIGA)
            Report:                 Form 3 dated March 30, 2001

      The Reporting Person's Debentures and Warrants each provide that, with certain limited exceptions, they are not convertible or exercisable, as the case may be, if, as a result of such action, the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. As a result of such restrictions and other securities which the Reporting Person may be deemed beneficially to own as of April 2, 2001 (which include securities over which the Reporting Person has no pecuniary interest, and which are therefor not disclosed in this Form 3), the Reporting Person's Debentures and Warrant are not presently convertible or exercisable. Nonetheless, the Reporting Person may be deemed to have a pecuniary interest in such Debentures and Warrants and in the Common Stock issuable upon conversion and exercise thereof.